Exhibit 99.3

WiLAN Builds Patent Litigation Management Team

Company hires Matt Pasulka to bolster litigation bench strength

OTTAWA, Canada – July 5, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN), today announced that the Company has expanded its management team with the appointment of Mr. Matt Pasulka to the position of Vice President, Patent Litigation.

“I am very pleased to welcome this exceptional senior executive to our team,” said Jim Skippen, Chairman & CEO.  “His expertise is an important contribution to building the overall WiLAN team.”

Mr. Pasulka joins WiLAN on July 5, 2011 and brings over 14 years’ experience in corporate and intellectual property (“IP”) law in both private sector corporations, law firms and the U.S. military.  In his role as Vice President, Patent Litigation he will manage the Company’s patent litigations and assist in licensing support.  In addition, Mr. Pasulka will assist with the negotiation and drafting of patent acquisition and licensing agreements.

“The significant experience that Matt brings to WiLAN will broaden and bolster our patent litigation, licensing and patent management capabilities.  Working closely with other members of our team, Matt will be instrumental in helping to drive the future growth of our business,” said Bill Middleton, Senior Vice President & General Counsel.

Prior to joining WiLAN, Mr. Pasulka held the position of Senior Counsel at St. Jude Medical / AGA Medical Corporation where he managed complex patent litigations in U.S. and foreign jurisdictions. Mr. Pasulka also served in senior legal positions at Sikorsky Aircraft Company and with Martin Marietta Materials, Inc. where he was responsible for all aspects of the company’s IP including the negotiation and drafting of licenses, identification of patentable technology and the management of outside law firms.

He has a distinguished record of service with the U.S. military since graduating from the West Point Military Academy with a Bachelor of Science in Civil Engineering.  Mr. Pasulka is a registered U.S. Patent Attorney and obtained his law degree from the George Mason University School of Law.  He also holds a Bachelor of Science in Electrical Engineering degree from Fairfield University.

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G cellular handsets, Wi-Fi-enabled laptops, Wi-Fi/DSL routers, xDSL infrastructure equipment, WiMAX base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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